EXHIBIT 12

Weyerhaeuser Company and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Twenty-six weeks ended
	June 26, 2005	June 27, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$1,379,242	$1,181,815
Add interest portion of rental expense	29,642	29,767
Deduct undistributed earnings of equity affiliates	(13,766)	(10,641)

Available earnings	$1,395,118	$1,200,941

Fixed charges:
Interest expense incurred:
Weyerhaeuser Company and subsidiaries excluding
Weyerhaeuser Real Estate Company and other related subsidiaries	$366,793	$405,312
Weyerhaeuser Real Estate Company and other related subsidiaries	26,807	29,521

Subtotal	393,600	434,833
Less intercompany interest	1,264	(283)

Total interest expense incurred	394,864	434,550
Amortization of debt expense	8,288	8,023
Interest portion of rental expense	29,642	29,767

Total fixed charges	$432,794	$472,340

Ratio of earnings to fixed charges	3.22	2.54

Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Other Related Subsidiaries

Accounted for on the Equity Method, but Excluding the Undistributed Earnings of Those Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Twenty-six weeks ended
	June 26, 2005	June 27, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense, and income taxes	$1,347,799	$1,150,895
Add interest portion of rental expense	26,610	27,219
Deduct undistributed earnings of equity affiliates	(361)	3,747
Deduct undistributed earnings before income taxes of Weyerhaeuser Real Estate Company and other related subsidiaries	(338,969)	(237,795)

Available earnings	$1,035,079	$944,066

Fixed charges:
Interest expense incurred	$366,793	$405,312
Amortization of debt expense	8,288	8,023
Interest portion of rental expense	26,610	27,219

Total fixed charges	$401,691	$440,554

Ratio of earnings to fixed charges	2.58	2.14